Filed pursuant to Rule 424(b)(3)
Registration No. 333-196302

AMERICAN REALTY CAPITAL HEALTHCARE TRUST III, INC.
SUPPLEMENT NO. 11, DATED MARCH 16, 2015,
TO THE PROSPECTUS, DATED AUGUST 20, 2014

This prospectus supplement, or this Supplement No. 11, is part of the prospectus of American Realty Capital Healthcare Trust III, Inc., or the Company, dated August 20, 2014, or the Prospectus, as supplemented by Supplement No. 1, dated September 23, 2014, or Supplement No. 1, Supplement No. 2, dated October 20, 2014, or Supplement No. 2, Supplement No. 3, dated October 22, 2014, or Supplement No. 3, Supplement No. 4, dated November 6, 2014, or Supplement No. 4, Supplement No. 5, dated November 21, 2014, or Supplement No. 5, Supplement No. 6, dated December 18, 2014, or Supplement No. 6, Supplement No. 7, dated January 9, 2015, or Supplement No. 7, Supplement No. 8, dated January 29, 2015, or Supplement No. 8, Supplement No. 9, dated February 4, 2015, or Supplement No, 9, and Supplement No. 10, dated February 19, 2015, or Supplement No. 10. This Supplement No. 11 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement Nos. 1 through 10 and should be read in conjunction with the Prospectus and Supplement Nos. 1 through 10. This Supplement No. 11 will be delivered with the Prospectus and Supplement Nos. 1 through 10. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purposes of this Supplement No. 11 are to:

•	update our risk factors;
•	update our description of real estate investments; and
•	update prior performance information.

PROSPECTUS UPDATES

Risk Factors

The following disclosure hereby replaces in its entirety the risk factor entitled “Recent disclosures made by American Realty Capital Properties, Inc., or ARCP, an entity previously sponsored by the parent of our sponsor, regarding certain accounting errors have led to the temporary suspension of selling agreements by certain soliciting dealers.”, as included in Supplement No. 5.

“Disclosures made by American Realty Capital Properties, Inc., or ARCP, an entity previously sponsored by the parent of our sponsor, may adversely affect our ability to raise substantial funds.

Beginning in October 2014, and including disclosures made on March 2, 2015, ARCP, an entity previously sponsored by the parent of our sponsor, has disclosed various items that have had a material adverse effect on its business, results of operations and financial condition. These items include the need to restate previously issued financial statements that were intentionally not corrected, a lack of effective internal control over financial reporting and disclosure controls and procedures as well as the presence of various regulatory investigations. See “Prior Performance Summary — Adverse Business Developments and Conditions.”

Since the initial announcement in October, a number of participating broker-dealers temporarily suspended their participation in the distribution of our offering. Although certain of these broker-dealers have reinstated their participation, we cannot predict the length of time the remaining temporary suspensions will continue or whether all participating broker-dealers will reinstate their participation in the distribution of our offering. As a result, our ability to raise substantial funds may be adversely impacted.”

Description of Real Estate Investments

The following disclosure hereby replaces in its entirety the section entitled “Description of Real Estate Investments—Probable Property Investments,” as included in Supplement No. 9.

“DESCRIPTION OF REAL ESTATE INVESTMENTS

Recent Property Investments

DaVita Bay Breeze — Largo, FL

On March 6, 2015, we closed our acquisition of the fee simple interest in a medical office building, or DaVita Dialysis Center (“DaVita Bay Breeze”), located in Largo, Florida. We acquired the property through a wholly owned subsidiary of our operating partnership. The seller of the property was R.H.C. Investments II, Inc. The seller has no material relationship with us or any of our affiliates, or any of our directors or officers or any associate of any such director or officer.

Capitalization

The contract purchase price of the property was $1.7 million, exclusive of closing costs. We funded the purchase price with proceeds from our ongoing initial public offering. At closing, we paid an acquisition fee of approximately $25,000 to our advisor.

Major Tenants/Lease Expiration

The property contains 7,247 rentable square feet and is 100% leased to Total Renal Care, Inc., a subsidiary of DaVita HealthCare Partners Inc. (NYSE: DVA). The lease is net whereby the tenant is required to pay most operating expenses, excluding all costs to maintain and repair the roof and structure of the building, in addition to base rent. The lease has an original 15-year term that commenced in June 2012 and expires in June 2027, with three five-year renewal options, and contains annual rental escalations equal to 2.0% during the initial term of the lease. Annualized straight-line rental income for the initial term is $0.1 million.

The table below sets forth the occupancy rate and average effective annual rent per rentable square foot as of December 31 for each of the last five years:

	2014	2013	2012	2011	2010
Occupancy	100.0%	100.0%	100.0%	(1)	(1)
Average effective annual rent per rentable square foot	$15.56	$15.25	$14.95	(1)	(1)

(1)	In 2012, the property was substantially remodeled and expanded for the purpose of operating as a dialysis center. Prior to that time, the property was the site of a discount retailer.

Other

We believe the property is suitable and adequate for its uses.

We do not have any significant scheduled capital improvements for the property.

We believe that the property is adequately insured.

The U.S. federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2015 U.S. federal income tax return.

The annual real estate taxes payable on the building for the calendar year 2015 are expected to be approximately $27,000. Such real estate taxes are to be reimbursed by the tenant under the terms of the lease.

DaVita HealthCare Partners Inc. provides kidney dialysis services for patients suffering from chronic kidney failure or end stage renal disease. As of December 31, 2014, the company provided dialysis and administrative services in the United States through a network of 2,179 outpatient dialysis centers in 46 states and the District of Columbia serving approximately 173,000 patients. The company was formerly known as DaVita Inc. and changed its name to DaVita HealthCare Partners Inc. in November 2012.

We believe that DaVita Bay Breeze is well-located with acceptable roadway access and is well maintained. DaVita Bay Breeze is subject to competition from similar properties within its market area, and the economic performance of the property could be affected by changes in local economic conditions or losses of contracts with major insurance companies reducing the in-network patient base. We did not consider any other factors material or relevant to the decision to acquire DaVita Bay Breeze, nor, after reasonable inquiry, are we aware of any material factors other than those discussed above that would cause the reported financial information not to be necessarily indicative of future operating results.”

Prior Performance Summary

The following disclosure hereby replaces in its entirety the sections entitled “American Realty Capital Properties, Inc.” and “American Realty Capital Global Trust, Inc.” under “Programs of Our Sponsor” on pages 170-171 of the Prospectus.

“American Realty Capital Properties, Inc.

American Realty Capital Properties, Inc., or ARCP, a Maryland corporation, is the eighth publicly offered REIT sponsored by American Realty Capital. ARCP was incorporated on December 2, 2010 and qualified as a REIT beginning with the taxable year ended December 31, 2011. On September 6, 2011, ARCP completed its initial public offering of 5.6 million shares of common stock. ARCP’s common stock is traded on The NASDAQ Global Select Market under the symbol “ARCP.” On February 28, 2013, ARCT III merged with and into a subsidiary of ARCP, pursuant to the Agreement and Plan of Merger entered into on December 17, 2012, under which ARCP acquired all of the outstanding shares of ARCT III.

In aggregate, through December 31, 2013, ARCP had received $1.1 billion of proceeds from the sale of common and convertible preferred stock. As of December 31, 2013, ARCP owned 1,328 buildings, including properties purchased by ARCT III, freestanding properties and real estate investments, at a purchase price of $5.2 billion. On May 28, 2013, ARCP and CapLease, Inc., or CapLease, entered into an Agreement and Plan of Merger under which ARCP subsequently acquired all of the outstanding shares of CapLease. The merger was approved by both companies’ boards of directors and CapLease’s stockholders and closed on

November 5, 2013. On July 1, 2013, ARCT IV and ARCP entered into an Agreement and Plan of Merger under which ARCP subsequently acquired all of the outstanding shares of ARCT IV. The merger was approved by the independent members of both companies’ boards of directors and ARCT IV’s stockholders and closed on January 3, 2014. Effective as of January 8, 2014, ARCP internalized the management services previously provided by American Realty Capital Advisors, LLC and its affiliates, as a result of which ARCP became a self-administered REIT managed full-time by its own management team. On October 22, 2013, ARCP entered into an Agreement and Plan of Merger with Cole Real Estate Investments, Inc., or Cole, under which ARCP subsequently acquired all of the outstanding shares of Cole. The merger was approved by both companies’ boards of directors and stockholders and closed on February 7, 2014.

American Realty Capital Global Trust, Inc.

American Realty Capital Global Trust, Inc., or ARC Global, a Maryland corporation, is the ninth publicly offered REIT sponsored by American Realty Capital. ARC Global was incorporated on July 13, 2011 and qualified as a REIT beginning with the taxable year ended December 31, 2013. On October 27, 2011, ARC Global filed its registration statement with the SEC, which was declared effective by the SEC on April 20, 2012. ARC Global’s initial public offering closed in June 2014. As of December 31, 2014, ARC Global had received aggregate gross proceeds of $1.8 billion which includes the sale of 173.2 million shares in its public offering and $46.2 million from its distribution reinvestment plan. As of December 31, 2014, ARC Global owned 304 properties with an aggregate base purchase price of $2.4 billion. As of September 30, 2014, ARC Global had incurred, cumulatively to that date, $188.7 million in offering costs for the sale of its common stock and $61.9 million for acquisition costs related to its property acquisitions.”

The following disclosure hereby replaces in its entirety the last paragraph in the section entitled “Adverse Business Developments and Conditions” under “Programs of Our Sponsor” on page 175 of the Prospectus.

“On October 29, 2014, ARCP announced that its audit committee had concluded that the previously issued financial statements and other financial information contained in certain public filings should no longer be relied upon. This conclusion was based on the preliminary findings of an investigation conducted by ARCP’s audit committee which concluded that certain accounting errors were made by ARCP personnel that were not corrected after being discovered, resulting in an overstatement of AFFO and an understatement of ARCP’s net loss for the three and six months ended June 30, 2014. ARCP also announced the resignation of its chief accounting officer and its chief financial officer. ARCP’s former chief financial officer also is one of the non-controlling owners of the parent of our sponsor, but does not have a role in managing our business or our sponsor’s business. In December 2014, ARCP announced the resignation of its executive chairman, who was also the chairman of our board of directors until his resignation on December 29, 2014. This individual is one of the controlling members of the parent of our sponsor.

On March 2, 2015, ARCP announced the completion of its audit committee’s investigation and filed amendments to its Form 10-K for the year ended December 31, 2013 and its Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, which are available at the internet site maintained by the SEC, www.sec.gov. According to these filings, these amendments corrected errors in ARCP’s financial statements and in its calculation of AFFO that resulted in overstatements of AFFO for the years ended December 31, 2011, 2012 and 2013 and the quarters ended March 31, 2013 and 2014 and June 30, 2014 and described certain results of its investigations, including matters relating to payments to, and transactions with, affiliates of the parent of our sponsor and certain equity awards to certain officers and directors. In addition, ARCP disclosed that the audit committee investigation had found material weaknesses in ARCP’s internal control over financial reporting and its disclosure controls and procedures. ARCP also disclosed that the SEC has commenced a formal investigation, that the United States Attorney’s Office for the Southern District of New York contacted counsel for both ARCP’s audit committee and ARCP with respect to the matter and that the Secretary of the Commonwealth of Massachusetts has issued a subpoena for various documents.

Other than as disclosed above, there have been no major adverse business developments or conditions experienced by any program or non-program property that would be material to investors, including as a result of recent general economic conditions.”